UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

\
GlobalSCAPE, Inc.
(Name of Subject Company (Issuer))

Grail Merger Sub, Inc.
(Offeror)

A wholly owned subsidiary of

Help/Systems, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37940G109
(CUSIP Number of Class of Securities)

Kyle Hofmann
General Counsel
Help/Systems, LLC
6455 City West Parkway
Eden Prairie, MN 55344

Copy to:

John T. Haggerty, Esq.
Lillian Kim, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$184,245,185	$23,915.03

(1)
The calculation assumes the purchase of 18,904,312 outstanding shares (the “Shares”) of common stock, par value $0.001 per share, which includes 121,994 shares of restricted stock, at an offer price of $9.50 per Share. The transaction value also includes 1,466,398 Shares issuable pursuant to outstanding stock option grants with an exercise price of less than $9.50 per Share, which is calculated by (x) multiplying the offer price of $9.50 (less the exercise price per Share attributable to such stock option) by (y) the total number of Shares of common stock issuable upon exercise in full of such stock option. The calculation of the filing fee is based on information provided by GlobalSCAPE, Inc. as of July 28, 2020.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $23,915.03	Filing Party: Grail Merger Sub, Inc. and Help/Systems, LLC
Form or Registration No.: Schedule TO	Date Filed: July 31, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by (i) Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), and (ii) HelpSystems. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of GlobalSCAPE, Inc., a Delaware corporation (the “Company”), at a purchase price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.” This Amendment is being filed on behalf of Merger Sub and Parent. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Amendment to the Offer to Purchase

Item 1 through 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

At one minute after 11:59 p.m, New York City time, on August 27, 2020, the Offer expired. The Depositary has advised Merger Sub that, as of the expiration of the Offer, a total of approximately 14,899,635 Shares, representing approximately 78.81% of the Company’s currently outstanding Shares as of the expiration time of the Offer, were validly tendered and not withdrawn in the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Merger Sub irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not properly withdrawn prior to the expiration time of the Offer.

Parent and Merger Sub expect to complete the acquisition of the Company on August 28, 2020 by consummating the Merger pursuant to the Merger Agreement without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. As of the Effective Time, each Share (except as otherwise provided in the Merger Agreement) not owned directly or indirectly by Parent, Merger Sub or the Company was converted into the right to receive an amount in cash equal to $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NYSE American. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On August 28, 2020, Parent issued a press release announcing the expiration and results of the Offer and the expected consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference.

Item 12. Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)
Press Release of the Company announcing the expiration of the Go-Shop Period, dated August 24, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on August 24, 2020).

(a)(5)(E)
Press Release of Parent announcing the expiration and results of the Offer and the expected consummation of the Merger, dated August 28, 2020 incorporated by reference to Schedule TO of Parent and Merger Sub filed with the Securities and Exchange Commission on August 28, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAIL MERGER SUB, INC.

By:	/s/ Kyle Hofmann
Name:	Kyle Hofmann
Title:	Secretary

HELP/SYSTEMS, LLC

By:	/s/ Kyle Hofmann
Name:	Kyle Hofmann
Title:	General Counsel

Dated: August 28, 2020

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 31, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in the New York Times on July 31, 2020.*
(a)(5)(A)
Press Release issued by the Company, Parent and Merger Sub on July 20, 2020 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(a)(5)(B)	Robert Alpert email to customers dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).*
(a)(5)(C)	Robert Alpert email to partners dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).*
(a)(5)(D)
Press Release of the Company announcing the expiration of the Go-Shop Period, dated August 24, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on August 24, 2020).*

(a)(5)(E)	Press Release of Parent announcing the expiration and results of the Offer and the expected consummation of the Merger, dated August 28, 2020.
(b)(1)
Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, by and among HS Purchaser, LLC, Help/Systems Holdings, Inc., Jefferies Finance LLC, Hudson Post Credit Opportunities Aggregator (2019-2), LLC, Hudson Post Credit Opportunities Aggregator II, LLC, Golub Capital LLC and Ares Management LLC.*

(b)(2)
Debt Commitment Letter, dated as of August 18, 2020, by and among HS Purchaser, LLC, Help/Systems Holdings, Inc., Golub Capital, LLC, Hudson Post Credit Opportunities Aggregator (2019-2), LLC and Hudson Post Credit Opportunities Aggregator II, LLC.*

(d)(1)
Agreement and Plan of Merger, dated as of July 19, 2020, among the Company, Merger Sub, Parent and, solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(d)(2)
Confidentiality Agreement, dated May 2, 2020, as amended on June 2, 2020, between the Company and Parent (incorporated by reference to Exhibit (e)(13) to Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on July 31, 2020).*

(d)(3)	Equity Commitment Letter, dated as of July 19, 2020, from HS Purchaser, LLC and Help/Systems Holdings, Inc. to Parent.*
(d)(4)
Limited Guarantee, dated as of July 19, 2020, delivered by HS Midco, Inc. in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(d)(5)
Form of Support Agreement, dated as of July 19, 2020, by and among Parent, Merger Sub and certain Stockholders listed therein (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(g)	None.
(h)	None.

*	Previously filed.